CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

For the six months ended February 28, 2017

(Stated in Canadian dollars)

(unaudited)

Notice to Reader

These interim financial statements of Miranda Gold Corp. have been prepared by management and approved by the Board of Directors of the Company.

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators,

the Company discloses that its external auditor has not reviewed these interim financial statements, notes to financial statements, or the related Management Discussion and Analysis.

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited - stated in Canadian dollars)

	Note	February 28, 2017	August 31, 2016

ASSETS
Current
Cash	5	$ 2,672,488	$ 4,048,000
Amounts receivable	6	39,922	4,573
Marketable securities	7	47,000	40,000
Advances and prepaid expenses	8	90,575	152,224
		2,849,985	4,244,797

Equipment	9	58,370	67,918
Exploration and evaluation assets	10	736,515	349,184

		$ 3,644,870	$ 4,661,899

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	11	$ 43,522	$ 122,155

Shareholders’ Equity
Share capital	12	31,148,478	31,148,478
Stock-based reserve		7,006,899	6,873,431
Warrant reserves		5,155,664	5,155,664
Accumulated other comprehensive loss		(67,517)	(64,811)
Deficit		(39,642,176)	(38,573,018)
		3,601,348	4,539,744

		$ 3,644,870	$ 4,661,899

Nature and continuance of operations                             1

Subsequent events                                                      10

These condensed consolidated interim financial statements were approved for issue by the Audit Committee of the Board of Directors on April 20, 2017.

They are signed on the Company’s behalf by:

“Joseph Hebert”                                                                    “Kevin Nishi”

Joseph Hebert, Director                                                         Kevin Nishi, Director

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(Unaudited - stated in Canadian dollars)

		Three months ended February 28 (29),		Six months ended February 28 (29),
	Note	2017	2016	2017	2016

Expenses
Consulting fees	13	$ 34,375	$ 31,131	$ 62,500	$ 62,345
Depreciation		4,880	6,903	9,764	9,612
Directors’ fees		10,157	10,458	20,319	20,343
Exploration and evaluation expenditures	10	250,372	167,009	577,917	451,791
Exploration and evaluation expenditure recoveries	10	( - )	(77,591)	( - )	(234,944)
Foreign exchange		38,835	22,506	(40,328)	(72,701)
Insurance		7,492	7,773	14,400	14,849
Investor relations		39,017	2,182	83,280	27,524
Office, rent, telephone, sundry		11,117	24,025	26,110	42,628
Professional fees		20,515	5,962	23,524	6,356
Stock-based compensation	12	133,468	73,672	133,468	73,672
Travel and promotion		6,986	20,933	9,891	37,661
Transfer agent, filing and regulatory		18,286	13,374	21,974	18,886
Wages and benefits		69,009	109,514	127,327	209,733
		(644,509)	(417,851)	(1,070,146)	(667,755)

Interest income		419	607	988	1,276
Gain/(loss) on sale of equipment		-	(348)	-	(13,462)
Write-off of exploration and evaluation assets		-	(131,290)	-	(131,290)
		419	(131,031)	988	(143,476)
Loss for the period		(644,090)	(548,882)	(1,069,158)	(811,231)

Items that are or may be reclassified to profit or loss
Marketable securities, net change to fair value		9,000	36,038	7,000	35,038
Foreign currency translation differences for foreign operations		9,200	(11,124)	(9,706)	(20,112)
Comprehensive loss for the period		$ (625,890)	$ (523,968)	$ (1,071,864)	$ (796,305)
Basic and diluted loss per share		$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average number of shares outstanding		103,380,807	74,240,252	103,380,807	74,240,252

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited - stated in Canadian dollars)

	Six months ended February 28 (29),
	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES
Loss and comprehensive loss for the period	$ (1,069,158)	$ (811,231)

Items not involving cash:
Depreciation	9,764	9,612
Loss on disposal of equipment	-	13,462
Stock-based compensation	133,468	73,672
Unrealized foreign exchange gain	(45,623)	(108,181)
Write-off of exploration and evaluation assets	-	131,290

Changes in non-cash working capital balances:
Amounts receivable	(35,349)	18,240
Advances and prepaid expenses	61,649	45,910
Accounts payable and accrued liabilities	(78,633)	(241,962)
	(1,023,882)	(869,188)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation asset acquisitions	(384,002)	(115,553)
Exploration and evaluation asset recoveries	-	53,733
	(384,002)	(61,820)
Effect of foreign exchange on cash	32,372	81,130
Change in cash during the period	(1,375,512)	(849,878)
Cash, beginning of period	4,048,000	2,901,091
Cash, end of period	$ 2,672,488	$ 2,051,213

Supplemental disclosure with respect to cash flows – Note 16

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited - stated in Canadian dollars)

	Six months ended February 28 (29),
	2017	2016

Common shares:
Balance, beginning of the period	$ 31,148,478	$ 29,676,003
Issuance of common shares	-	-
Balance, end of the period	31,148,478	29,676,003

Reserves:
Stock-based:
Balance, beginning of the period	6,873,431	6,781,206
Stock-based compensation	133,468	73,672
Balance, end of the period	7,006,899	6,854,878

Warrants:
Balance, beginning of the period	5,155,664	4,074,064
Issuance of warrants	-	-
Balance, end of the period	5,155,664	4,074,064

Deficit:
Balance, beginning of the period	(38,573,018)	(37,096,866)
Net loss for the period	(1,069,158)	(811,231)
Balance, end of the period	(39,642,176)	(37,908,097)

Accumulated other comprehensive income (loss):
Marketable securities fair value reserve:
Balance, beginning of the period	21,600	(44,192)
Net change in fair value of marketable securities	7,000	35,038
Balance, end of the period	28,600	(9,154)

Foreign currency translation adjustment:
Balance, beginning of the period	(86,411)	(61,413)
Change for the period	(9,706)	(20,112)
Balance, end of the period	(96,117)	(81,525)
Total accumulated other comprehensive income (loss)	(67,517)	(90,679)
Total shareholders’ equity	$ 3,601,348	$ 2,606,169

Number of common shares outstanding:
Balance, beginning of the period	103,380,807	74,240,252
Shares issued	-	-
Number of common shares outstanding	103,380,807	74,240,252

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended February 28, 2017

(Unaudited - stated in Canadian dollars)

1.	NATURE OF OPERATIONS

Miranda Gold Corp. (“Miranda” or the “Company”) is a publicly traded company incorporated under the laws of the Province of British Columbia. The Company’s shares are listed on the TSX Venture Exchange (“TSXV”). The corporate office of the Company is 15381 – 36th Avenue, South Surrey, BC V3Z 0J5. The Company is engaged in the identification, acquisition, exploration and, if warranted, development of mineral resource projects in the United States and Colombia. The condensed consolidated interim financial statements of the Company as at and for the six months ended February 28, 2017, comprise the Company and its subsidiaries. The Company is considered to be in the exploration stage as it has not placed any of its exploration and evaluation assets into production.

The Company is in the process of exploring its exploration and evaluation assets and has not yet determined whether any of its properties contain mineral reserves that are economically recoverable. The recoverability of the amounts spent for exploration and evaluation is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.

The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. The operations of the Company will require various licenses and permits from various governmental authorities, which are or may be granted subject to various conditions and may be subject to renewal from time to time. There can be no assurance that the Company will be able to comply with such conditions and obtain or retain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects. Failure to comply with these conditions may render the licences liable to forfeiture.

These condensed consolidated interim financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. Management estimates that the Company’s cash on hand at February 28, 2017, is sufficient to finance exploration activities and operations through the next twelve months. The Company’s ability to continue on a going concern basis beyond the next twelve months depends on its ability to successfully raise additional financing for the substantial capital expenditures required to achieve planned principal operations. While the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

These condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last audited annual consolidated financial statements as at and for the year ended August 31, 2016.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

1

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended February 28, 2017

(Unaudited - stated in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

b)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Functional and presentation currency

The presentation currency of the Company is the Canadian dollar.

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company. The functional currency of Miranda Gold Corp., the parent company, is the Canadian dollar and the functional currency of the Company’s US subsidiary, Miranda Gold USA Inc., is the United States dollar. The functional currency of all of the Company’s Canadian subsidiaries is the Canadian dollar, and the functional currency of all of the Colombian Branch operations is also the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21 The Effects of Changes in Foreign Exchange Rates (“IAS 21”).

d)	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended August 31, 2016.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company as at and for the year ended August 31, 2016, except for the following newly adopted policies.

Standards, interpretations and amendments adopted in the current fiscal year:

IFRS 11 Accounting for Acquisitions of Interests in Joint Ventures

This amended provides specific guidance on accounting for the acquisition of an interest in a joint operation that is a business.

IAS 16 & IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization

This amended (i) clarifies that the use of a revenue-based depreciation and amortization method is not appropriate, and (ii) provides a rebuttable presumption for intangible assets.

IFRS 10 & IAS 28 Sale or Contribution of Assets between and Investor and Its Associate or Joint Venture (the effective date of this amendment has been postponed indefinitely)

This amended provides guidance on the sale or contribution of assets between an investor and its associate or joint venture.

The adoption of these amendments has not had an effect on the presentation of these condensed consolidated interim financial statements.

2

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended February 28, 2017

(Unaudited - stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

New standards, interpretations and amendments yet to be effective:

A number of new standards, amendments to standards and interpretations are not yet effective and have not been applied in preparing these condensed consolidated interim financial statements. None of these are expected to have a material effect on the financial statements of the Company.

New standard, effective for annual periods beginning on or after January 1, 2018

New standard IFRS 9 Financial Instruments – Classification and Measurement

IFRS 9 is a new standard on financial instruments that will replace IAS 39, Financial Instruments: Recognition and Measurement.

IFRS 9 addresses classification and measurement of financial assets and financial liabilities as well as de-recognition of financial instruments. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss.

4.	FINANCIAL INSTRUMENTS AND Risk MANAGEMENT

Categories of Financial Assets and Financial Liabilities: All financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities, and the classification of the financial instruments is consistent with those disclosed in the consolidated financial statements as at and for the year ended August 31, 2016. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	February 28, 2017	August 31, 2016
Cash	FVTPL	$ 2,672,488	$ 4,048,000
Amounts receivable	Loans and receivables	39,922	4,573
Marketable securities	Available-for-sale	47,000	40,000
Advances	Loans and receivables	-	5,740
Accounts payable and accrued liabilities	Other liabilities	43,522	122,155

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an on-going basis.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

3

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended February 28, 2017

(Unaudited - stated in Canadian dollars)

4.	FINANCIAL INSTRUMENTS AND Risk MANAGEMENT (continued)

Categories of Financial Assets and Financial Liabilities (continued):

The recorded amounts for amounts receivable, advances, and accounts payable and accrued liabilities approximate their fair value due to their short-term nature. Cash and marketable securities are recorded at fair value and are calculated under the fair value hierarchy and measured using Level 1, Level 2, or Level 3 inputs, as appropriate.

Fair Value of Marketable Securities:

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at February 28, 2017
	Level 1	Level 2	Level 3
Cash	$ 2,672,488	$ -	$ -	$ 2,672,488
Available-for-sale securities	47,000	-	-	47,000
Total	$ 2,719,488	$ -	$ -	$ 2,719,488

Financial Risk Management: All aspects of the Company’s risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as at and for the year ended August 31, 2016.

5.	CASH

	As at February 28, 2017	As at August 31, 2016
Canadian dollar denominated deposits	$ 1,053,725	$ 1,234,722
US dollar denominated deposits	1,533,864	2,764,743
Colombian Peso denominated deposits	84,899	48,535

Total	$ 2,672,488	$ 4,048,000

6.	AMOUNTS RECEIVABLE

	As at February 28, 2017	As at August 31, 2016
Amounts due from the Government of Canada pursuant to HST input tax credits	$ 5,464	$ 2,116
Other amounts receivable	34,458	2,457

Total	$ 39,922	$ 4,573

4

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended February 28, 2017

(Unaudited - stated in Canadian dollars)

7.	MARKETABLE SECURITIES

At February 28, 2017, the Company had the following marketable securities recognized at fair value:

			August 31, 2016	February 28, 2017		Fair Value at February 28, 2017
Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (losses)	Unrealized gains (losses) for the period	Accumulated unrealized holding gains (losses)
Publicly traded companies:
Prism Resources Inc. (“Prism”)	200,000	$ 18,400	$ 21,600	$ 7,000	$ 28,600	$ 47,000

8.	ADVANCES AND PREPAID EXPENSES

	As at February 28, 2017	As at August 31, 2016
Advances held by employees in the USA	$ -	$ 5,246
Advances held by employees and suppliers in Colombia	504	494
	504	5,740
Prepaid expenses in Canada	90,071	146,484
Total	$ 90,575	$ 152,224

9.	EQUIPMENT

	Canada	United States			Colombia
	Computer Equipment	Computer Equipment	Furniture & Fixtures	Field Equipment	Computer Equipment	Field Equipment	TOTAL
Cost:
Balance at August 31, 2016	$ 1,391	$ 76,647	$ 10,455	$ 54,809	$ 88,905	$ 66,486	$ 298,693
Assets acquired	-	-	-	-	-	-	-
Assets disposed of	-	-	-	-	-	-	-
Foreign exchange adjustments	-	965	131	689	-	-	1,785
Balance at February 28, 2017	$ 1,391	$ 77,612	$ 10,586	$ 55,498	$ 88,905	$ 66,486	$ 300,478

Accumulated depreciation:
Balance at August 31, 2016	$ 564	$ 74,646	$ 8,248	$ 41,323	$ 73,591	$ 32,403	$ 230,775
Depreciation	123	307	222	1,703	2,297	5,112	9,764
Assets disposed of	-	-	-	-	-	-	-
Foreign exchange adjustments	-	941	105	523	-	-	1,569
Balance at February 28, 2017	$ 687	$ 75,894	$ 8,575	$ 43,549	$ 75,888	$ 37,515	$ 242,108

Carrying amounts:
August 31, 2016	$ 827	$ 2,001	$ 2,207	$ 13,486	$ 15,314	$ 34,083	$ 67,918
February 28, 2017	$ 704	$ 1,718	$ 2,011	$ 11,949	$ 13,017	$ 28,971	$ 58,370

5

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended February 28, 2017

(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS

Miranda acquires mineral properties through application, staking, and from third party vendors, some of which are subject to a net smelter return royalty (“NSR”) and/or underlying lease payments. Subsequently, the Company may enter into agreements to sell a portion of its interest in its mineral properties to third parties in exchange for exploration expenditures, royalty interests, cash, and/or share-based payments.

Miranda cannot guarantee title to all of its exploration and evaluation assets as the properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers and title may be affected by undetected defects. Certain of the mineral rights held by Miranda are held under applications for mineral rights, and until final approval of such applications is received, Miranda’s rights to such mineral rights may not materialize, and the exact boundaries of Miranda’s properties may be subject to adjustment.

Exploration and evaluation assets at February 28, 2017, are as follows:

	August 31, 2016	Additions	Recoveries	Write-off	Effect of movement in exchange rates	February 28, 2017

Alaska:
Willow Creek	$ 196,740	$ -	$ -	$ -	$ 2,475	$ 199,215
Renshaw Royalty	93,327	56,832	-	-	854	151,013
	290,067	56,832	-	-	33,29	350,228

Colombia:
Antares	23,029	76,880	-	-	-	99,909
Cerro Oro	-	-	-	-	-	-
Mallama	-	250,290	-	-	-	250,290
Oribella	36,088	-	-	-	-	36,088

59,117	327,170	-	-	-	386,287
$ 349,184	$ 384,002	$ -	$ -	$ 6,922	$ 736,515

Complete details on the Company’s exploration and evaluation assets and expenditures are found in Note 10 of the August 31, 2016, annual consolidated financial statements.

Exploration and evaluation expenditures

Exploration and evaluation expenditures recorded in the condensed consolidated interim statements of comprehensive loss for the six-month period ended February 28, 2017, and February 29, 2016 are as follows:

	Six months ended February 28, 2017			Six months ended February 29, 2016
	Exploration Expenditures	Recoveries from funding partners	Net Exploration expenditures	Exploration Expenditures	Recoveries from funding partners	Net Exploration expenditures

Alaska:
Willow Creek	$ 69,510	$ -	$ 69,510	$ 26,455	$ -	$ 26,455

Colombia:
Alliance expenditures	-	-	-	271,324	(189,927)	81,397
Cerro Oro (Prism)	-	-	-	45,017	(45,017)	-
General exploration	508,407	-	508,407	109,005	-	109,005
	508,407	-	508,407	425,346	(234,944)	190,402
TOTAL	$ 577,917	$ -	$ 577,917	$ 451,791	$ (234,944)	$ 216,847

6

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended February 28, 2017

(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

a)	Lucky Shot, Willow Creek mining district, Alaska

On November 15, 2013, Miranda entered into an 80-year mining lease for the Willow Creek property with Alaska Hardrock Inc. The Willow Creek Project consists of certain patented lode mining claims and State of Alaska lode mining claims, collectively, the “Lucky Shot Project”. The terms of the lease require minimum annual lease payments of the greater of US$150,000 or the calculated production royalty according to the agreement, to be made on each January 15. The property is subject to various NSR’s to various holders, the amounts of which are dependent on the price of gold, however, in aggregate would not exceed 5.8%, subject to the purchase of the 3.3% Renshaw Royalty (see below).

Lease Due Dates	Minimum payment to Lessor US$
November 15, 2013 (paid)	50,000
January 15, 2014 through January 15, 2017 (paid)	550,000
January 15, 2018	150,000
January 15, 2019 and each year thereafter for the term of the lease	150,000

On February 15, 2017, Gold Torrent, Inc. (“GTI”) and Miranda announced that GTI had secured financing to put the Lucky Shot Project into production. GTI is forecasting a December 2018 start-up date.

Effective February 9, 2017, Miranda and GTI executed a joint venture operating agreement and formed Alaska Gold Torrent, LLC (“AGT LLC”), an Alaska limited liability company, under which Miranda owns a 30% undivided interest in the Lucky Shot Project. Miranda is entitled to 10% of the AGT LLC after-tax cash flow until US$10m is paid to GTI; then 20% of the after-tax cash flow until the remainder of GTI’s investment in AGT LLC, in excess of US$10m is paid; and 30% thereafter.

The delivery of refined gold and silver and the repayments required under GTI’s financing agreement will be borne entirely from GTI’s calculated after-tax cash flow - its cash allocations - and any other cash distributions. Miranda shall be entitled to receive its allocations of after-tax cash flows and resulting cash distributions using calculations based on the after-tax cash flow distributions that would have occurred on an “all equity” basis - showing cash distributions and allocations assuming the GTI financing agreement had not occurred.

b)	Renshaw Royalty purchase

The Company has an agreement with Mr. Daniel Renshaw (“Renshaw”) for the purchase of his 3.3% royalty held on the Willow Creek, Alaska project. Miranda and Renshaw have separated the Renshaw royalty into the area that covers the patented mining claims on the west side of the project (the “’A’ Royalty”) and the area that covers the patented mining claims on the east side of the project (the “’B’ Royalty”). The ‘A’ Royalty covers the area, including the Coleman resource, the plan for which is to initially develop and place this area into production. The ‘B’ Royalty covers ground that is prospective for exploration including the Bullion Mountain targets.

7

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended February 28, 2017

(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

b)	Renshaw Royalty purchase (continued)

Miranda has agreed to purchase up to 100% of the ‘A’ Royalty in a series of seven (7) contracts, with each subsequent contract contingent on the prior contract being paid in full. Pursuant to each contract Miranda will purchase 0.4% to 0.5% % of the ‘A’ Royalty for each cumulative US$143,000 paid at the rate of US$5,000 per month plus interest, with the first payment commencing on October 31, 2015.

As each contract is paid, Miranda will register its ownership of the ‘A’ Royalty purchased. If Miranda does not complete payment of any contract, the remainder of the ‘A’ Royalty will remain with Renshaw. The seven contracts will be over an aggregate period of up to 200 months, but such contracts and payments can be accelerated and paid off at any time - providing that Miranda pays Renshaw the full payment of an aggregate US$1,000,000 of principal - so that Miranda will have purchased the entire 3.3% ‘A’ Royalty.

In addition, Renshaw has agreed to grant Miranda the option to purchase the ‘B’ Royalty, which option may be exercised at any time provided that the ‘A’ Royalty contracts are not in default. Miranda may purchase up to 100% of the ‘B’ Royalty for the aggregate amount of US$500,000 in principal to be paid under terms, conditions and instalments that are generally consistent with those of the ‘A’ Royalty.

As at February 28, 2017, the Company has paid $151,013 towards the purchase of the first of the series of the ‘A’ Royalty contracts, all of which is being capitalized as exploration and evaluation assets.

c)	Colombia – Antares Project

On October 9, 2015, the Company executed an Option Agreement (the “Antares Option”) by and among Activos Mineros de Colombia S.A.S. (“AMC”), the Company, and the Company’s subsidiary MAD II, and the Colombian Branch of MAD II to acquire the Antares property. On October 14, 2016, the Company paid the annual minimum operation payment to AMC of $76,880 (US$60,000) pursuant to the Antares Option. No further payments will be due on Antares until 30-days after the registration of the Mining Concession Contract for Antares with the National Mining Registry of Colombia.

On March 7, 2017, the Company and IAMGOLD Corporation (“IAMGOLD”) signed an Option Agreement (the “Agreement”) that allows IAMGOD to earn an interest in the Antares Project by conducting exploration on a scheduled earn-in basis. IAMGOLD will operate the project with input from Miranda.

IAMGOLD is required to incur US$100,000 in expenditures during 2017 to maintain the right to enter into the option which begins on the later of January 1, 2018, or the date on which mineral title to one or more of the exploration applications making up the Antares Project has been granted by the Colombian government. At such time, should IAMGOLD elect to enter into the option, it will be obligated to incur US$750,000 in expenditures during the subsequent 12 months.

The Agreement grants IAMGOLD an option to acquire an initial undivided 51% interest in the mineral rights of Antares by funding a total of US$5,000,000 in expenditures - including a commitment to drill at least 3,000 meters - over four years. IAMGOLD also has a second option to acquire a further undivided 14% interest in the mineral rights, for an aggregate 65% interest by making additional exploration expenditures of US$7,000,000 - including a commitment to drill at least 12,000 meters within a subsequent term of four years - from the exercise of the first option. IAMGOLD can attain a further 10% interest, for an aggregate 75% in the mineral rights of Antares, by providing Miranda, at its election, the required financing for mine construction.

8

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended February 28, 2017

(Unaudited - stated in Canadian dollars)

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at February 28, 2017	As at August 31, 2016
Trade and other payables in Canada	$ 14,753	$ 59,250
Trade and other payables in the USA	3,165	5,216
Trade and other payables in Colombia	8,834	32,227
Amounts payable and accrued liabilities to related parties	16,770	25,462

Total	$ 43,522	$ 122,155

12.	SHARE CAPITAL

a)	Authorized: An unlimited number of common shares without par value.

b)	Share issuance:

At February 28, 2017, the Company had 103,380,807 common shares issued and outstanding (August 31, 2016 – 103,380,807). A summary of changes in share capital and reserves is contained in the condensed consolidated interim statements of changes in equity for the six months ended February 28, 2017 and February 29, 2016.

Fiscal 2017

There were no share issuances during the six-month period ended February 28, 2017.

Fiscal 2016

There were no share issuances during the six-month period ended February 28, 2016.

c)	Stock Options Outstanding:

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of a fixed number of not more than 10,491,890 options to acquire common shares to its directors, officers, employees and consultants. The Board of Directors determines the vesting terms of each stock option grant at the time of the grant.

The continuity for stock options for the six-month period ended February 28, 2017, is as follows:

Number outstanding Aug 31, 2016	Granted	Exercised	Expired/ Cancelled	Number outstanding Feb. 28, 2017	Exercise price per share	Expiry date	Weighted average remaining contractual life in years
1,150,000	-	-	1,150,000	-	$ 0.400	Oct. 21, 2016	-
975,000	-	-	-	975,000	$ 0.305	Sep. 24, 2017	0.57 yrs
802,500	-	-	-	802,500	$ 0.155	Oct. 17, 2018	1.63 yrs
1,060,000	-	-	-	1,060,000	$ 0.145	Sep. 3, 2019	2.51 yrs
100,000	-	-	-	100,000	$ 0.145	Feb. 16, 2020	2.97 yrs
1,525,000	-	-	-	1,525,000	$ 0.145	Jan. 28, 2021	3.92 yrs
300,000	-	-	-	300,000	$ 0.120	Apr. 25, 2021	4.16 yrs
-	2,310,000	-	-	2,310,000	$ 0.090	Jan. 25, 2022	4.91 yrs
5,912,500	2,310,000	-	1,150,000	7,072,500	$ 0.144	(weighted average)	3.31 yrs
			Exercisable	7,072,500	$ 0.144	(weighted average)	3.31 yrs

9

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended February 28, 2017

(Unaudited - stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

c)	Stock Options Outstanding (continued):

As at February 28, 2017, all of the outstanding stock options were vested and exercisable, with a weighted average exercise price of $0.144. The intrinsic value of the vested stock options was $11,550. The intrinsic value of the vested stock options outstanding at February 28, 2017, is calculated on the difference between the exercise prices of the underlying vested options and the quoted price of our common stock as of the reporting date of February 28, 2017, being $0.095.

d)	Stock-Based Compensation:

The fair value of each option granted to employees, officers and directors was estimated on the date of grant using the Black-Scholes option-pricing model.

Fiscal 2017

During the six-month period ended February 28, 2017, the Company recorded $133,468 in stock-based compensation expense upon the immediate vesting of the 2,310,000 options granted on January 25, 2017. The fair value of the 2,310,000 options granted on January 25, 2017, was determined using a risk free interest rate of 0.76%, an expected volatility of 182%, an expected life of 3.0 years, and an expected dividend of zero for a total fair value of $133,468 or $0.058 per option. Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

Fiscal 2016

During the six-month period ended February 29, 2016, the Company recorded $73,672 in stock-based compensation expense upon the immediate vesting of the 1,525,000 options granted on January 28, 2016. The fair value of the 1,525,000 options granted on January 28, 2016, was determined using a risk free interest rate of 0.44%, an expected volatility of 104%, an expected life of 3.0 years, and an expected dividend of zero for a total fair value of $73,672 or $0.048 per option. Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

e)	Share Purchase Warrants:

The continuity for share purchase warrants for the six months ended February 28, 2017, is as follows:

Number outstanding August 31, 2016	Issued	Exercised	Expired/ Cancelled	Number outstanding Feb. 28, 2017	Exercise price	Expiry date	Weighted average remaining life in yrs
20,835,800	-	-	-	20,835,800	$ 0.375	Dec. 19, 2017	0.81 yrs
29,140,555	-	-	-	29,140,555	$ 0.120	Jun.23, 2021	4.32 yrs
49,976,355	-	-	-	49,976,355	$ 0.226	(weighted average)	2.85 yrs

10

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended February 28, 2017

(Unaudited - stated in Canadian dollars)

13.	RELATED PARTY TRANSACTIONS

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name	Nature of transactions

Goldnor Global Management Inc. (“GGMI”)	Consulting as CFO, Corporate Secretary
corporate compliance services and
financial reporting

Golden Oak Corporate Services Limited (“GO”)	Consulting as CFO, Corporate Secretary,
corporate compliance services and
financial reporting

The Company incurred the following fees in connection with individuals and companies owned, or partially owned, by key management and directors. Expenses have been measured at the exchange amount, which is determined on a cost recovery basis.

	Three months ended		Six months ended
	February 28, 2017	February 29, 2016	February 28, 2017	February 29, 2016
Consulting fees – GGMI	$ 34,375	$ -	$ 62,500	$ -
Consulting fees – GO	-	30,947	-	61,894
Office and general expenses	-	1,972	-	3,403
Total	$ 34,375	$ 32,919	$ 62,500	$ 65,297

Advances held by related parties are disclosed in Note 8 and amounts owing to related parties are disclosed in Note 11.

b)	Compensation of directors and members of key management personnel (Chair, CEO, CFO, Corporate Secretary):

The remuneration of directors and members of key management personnel, including amounts disclosed in Note 13(a), during the three and six-month period ended February 28, 2017, and February 29, 2016 were as follows:

	Three months ended		Six months ended
	February 28, 2017	February 29, 2016	February 28, 2017	February 29, 2016
Consulting fees	$ 34,375	$ 30,947	$ 62,500	$ 61,894
Salaries and benefits (1)	92,470	122,245	182,760	265,434
Directors’ fees	10,157	9,490	20,319	18,980
Share-based compensation	121,335	65,218	121,335	65,218
Total	$ 258,337	$ 227,900	$ 386,914	$ 411,526

(1) – a portion of salaries are included in exploration and evaluation expenditures

11

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended February 28, 2017

(Unaudited - stated in Canadian dollars)

14.	SEGMENTED DISCLOSURE

The Company operates only in the mineral exploration sector within two geographic segments: the Alaska project in the United States; and various projects in Colombia.

Notes 9 and 10 provide disclosure as to the geographic location of equipment; the exploration and evaluation assets, and geographical exploration expenditures.

15.	Management of Capital

The Company manages its common shares, stock options and warrants as capital (see Note 12). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable level of risk. The Company is not subject to any externally imposed capital requirements.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets, or adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors including successful capital deployment and general industry conditions.

In order to maximize on-going exploration expenditures, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury on deposit in interest bearing Canadian chartered bank account and short-term guaranteed investment certificates.

The Company expects its current capital resources will be sufficient to carry out its exploration plans and operations through the next twelve months.

16.	Supplemental Disclosure with Respect to Cash Flows

	Three months ended		Six months ended
	February 28, 2017	February 29, 2016	February 28, 2017	February 29, 2016
Interest paid	$ -	$ -	$ -	$ -
Income taxes paid	$ -	$ -	$ -	$ -

12

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2017

The following is management’s discussion and analysis of the results of operations and financial conditions (“MD&A”) of Miranda Gold Corp. (the “Company” or “Miranda”) and should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements and related notes thereto for the six months ended February 28, 2017, (the “Financial Report”), and with the audited financial statements for the years ended August 31, 2016, 2015, and 2014 all of which are available on the SEDAR website at www.sedar.com.

The financial information in this MD&A is derived from the Financial Report prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

The MD&A contains information to April 20, 2017.

Overall Performance

Description of Business and Overview of Projects

Miranda is an exploration company active in Alaska and Colombia with an emphasis on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while preserving its treasury.

The highlights of the Company’s activities in the six months ended February 28, and up to the date of this MD&A, include:

  On August 24, 2016, the Company announced that drilling was underway on the Cerro Oro Project in Colombia;
  On November 24, 2016, the Company announced the results of the limited drill program on the Cerro Oro Project in Colombia, and also announced that Prism Resources Inc. (“Prism”) had delivered a notice to withdraw from the Cerro Oro joint venture;
  On January 20, 2017, the Company announced that it had signed Letters of Intent (“LOI”) on two important district-scale epithermal vein systems in Colombia. The project titles are “Mallama” and “San Lucas” in the Nariño and South Bolivar departments, respectively;
  On February 15, 2017, the Company announced that its joint venture partner - Gold Torrent, Inc. (“GTI”) had secured financing to put the Lucky Shot Project (previously referred to as the Willow Creek Project) near Anchorage, Alaska into production – first production expected in late 2018;
  On March 15, 2017, the Company announced that it had signed an Option Agreement that allows IAMGOLD Corporation (“IAMGOLD”) to earn an interest in Miranda’s Antares Project in
  Colombia by conducting exploration on a scheduled earn-in basis. It was also announced that IAMGOLD will operate the project with input from Miranda; and
  On April 5, 2017, the Company filed an updated Preliminary Feasibility Study (“PFS”), NI43-101 technical report, for Alaska Gold Torrent, LLC’s and Miranda’s Lucky Shot Project in Alaska. The report is titled “National Instrument 43-101 Technical Report: Preliminary Feasibility Study for the Lucky Shot Project, Matanuska-Susitna Borough, Alaska, USA” prepared by Hard Rock Consulting (“HRC”), Lakewood, Colorado.

Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2017

Alaska Update – Lucky Shot Project – Technical Report

The updated measured and indicated resource at a cutoff of 5.0 g Au/t is 206,600 tonnes at an average grade of 18.3 g Au/t containing 121,500 ounces gold and an additional 59,000 tonnes inferred at an average grade of 18.5 g Au/t containing 35,100 ounces, or 156,600 ounces total at 18.3 g Au/t in all categories.

The proven and probable reserve, internal to the above resource, at a cutoff of 7.0g g Au/t and 34% mine dilution is 174,000 tonnes at 15.6 g Au/t containing 87,504 ounces gold. Stopes would be mined using either the open stull or waste pillar method.

In the PFS, the project produces 79,114 ounces of gold in 5 years of production, with 25,645 ounces annually, at peak production. Net cash flow, after taxes, for the same operating period is US$14.7 million. The forecast “All in Sustaining Costs” (AISC) for the project are US$675 per ounce.

Miranda will receive 10% of the proceeds until GTI recovers US$10M of initial capital investment; 20% until GTI recovers capital in excess of US$10M; and 30% thereafter. Miranda also has an option to purchase - on installment payments - a 3.3% NSR on all production for the life of mine (“Renshaw Royalty” below).

GTI is forecasting a Lucky Shot production start-up of December 2018. Planned underground exploration drilling after start-up is intended to add open mineralization which represents the down-dip potential of the Lucky Shot vein to the mineral resource and to support conversion of mineral resources to mineral reserves.

Highlighted Tables from the PFS are:

The proven and probable mineral reserves for the project as of May 31, 2016 are summarized in the table below:

Classification	Area	Tonnes (x1000)	Gold		Silver		Dilution
			g/t	oz.	g/t	oz.
Proven	Coleman Lucky Shot	68.7 0.0	18.9 0.0	41,672 0	2.02 0.0	4,465 0	37% 0%
Total Proven		68.7	18.9	41,672	2.02	4,465	37%
Probable	Coleman Lucky Shot	87.9 17.8	13.4 13.8	37,936 7,897	1.67 0.09	4,728 51	26% 56%
Total Probable		105.7	13.5	45,833	1.41	4,779	31%
Proven + Probable		174.4	15.6	87,504	1.65	9,244	34%

Notes: (1) Reserve cut-off grades are based on a 7.0 g/t gold equivalent with 78.3:1 silver to gold ratio. (2) Metallurgical recoveries were estimated at 90.0% silver and 91.8% for gold. (3) Mining recoveries of 90% were applied. (4) Minimum mining widths were 0.8 meters. (5) Dilution factors averaged 34%. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 20%. (6) Price assumptions are $15 per ounce for silver and $1,175 per ounce for gold. (7) Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

2

Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2017

The mineral resource is summarized in the table below:

Classification	Tonnes (x1000)	Gold		Silver
		g/t	oz.	g/t	oz.
Measured	57.9	26.8	49,900	2.5	4,700
Indicated	148.6	15.0	71,600	1.6	7,400
Measured + Indicated	206.6	18.3	121,500	1.8	12,100
Inferred	59.0	18.5	35,100	1.5	2,900

Note: Measured, Indicated and Inferred mineral classifications are assigned according to CIM Definition Standards. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability and there is no guarantee that mineral resources will be converted to mineral reserves. (1) The mineral resource estimate was prepared by HRC based on data and information available as of February 1, 2016. The 2016 Measured, Indicated and Inferred mineral resources are reported considering a base case estimate that applies a cutoff grade of 5 g/t Au based on the estimated operating costs, historical recoveries, and a $1,265/oz gold price.

Lucky Shot Project operating costs per ounce gold and tonne ore:

AISC Operating Costs	$/oz au	$/tn ore
Total Mining	$344.08	$156.04
Total Processing	$165.68	$75.14
Total Site G&A	$92.88	$42.12
Transportation & Refining	$1.65	$0.75
Bi-Product Credits (silver)	-$1.75	-$0.79
CASH Operating Costs	$602.54	$273.26
Royalties	$67.14	$30.45
Production Taxes	$5.62	$2.55
Total Operating Costs	$675.30	$306.26

The Lucky Shot economic profile:

Project Valuation	After Tax	Before Tax
Net Cashflow (millions)	$14.69	$20.64
NPV @ 5.0%; (millions)	$9.17	$13.68
NPV @ 7.5%; (millions)	$7.05	$11.01
NPV @ 10.0%; (millions)	$5.28	$8.76
Internal Rate of Return	21.80%	28.10%
Payback Period, Years	1.88	1.75
Payback Multiple	1.91	2.27
Total Initial Capital (millions)	$(15.06)	$(15.06)
Max Neg. Cashflow (millions)	$(16.21)	$(16.21)

Lucky Shot Project – the Joint Venture

On February 15, 2017, GTI and Miranda announced that GTI had secured financing to put the Lucky Shot Project into production. GTI is forecasting a December 2018 start-up date.

The financing secured by GTI is comprised of a convertible preferred note and investment agreement with CRH Mezzanine Pte, Ltd, a Singapore private limited company and CRH Funding II Pte, Ltd, a Singapore private limited company – consisting of a US$2,000,000 convertible preferred note (“Preferred Note”) and a US$11,250,000 gold and silver prepayment agreement (“Prepayment Agreement”).

3

Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2017

The delivery of refined gold and silver and the repayments under the Prepayment Agreement shall be borne entirely from GTI’s calculated after-tax cash flow - its cash allocations - and other cash distributions. Miranda shall be entitled to receive its allocations of calculated after-tax cash flows and resulting cash distributions using calculations based on the after-tax cash flow distributions that would have occurred on an “all equity” basis - showing cash distributions and allocations assuming the Prepayment Agreement had not occurred.

Concurrent with the closing and funding of the Preferred Note, Miranda and GTI executed a joint venture operating agreement and formed Alaska Gold Torrent, LLC (“AGT LLC”), an Alaska limited liability company, under which Miranda owns a 30% undivided interest in the Lucky Shot Project. Miranda is entitled to 10% of the AGT LLC after-tax cash flow until US$10m is paid to GTI; then 20% of the after-tax cash flow until the remainder of GTI’s investment in AGT LLC, in excess of US$10m is paid; and 30% thereafter.

Lucky Shot Project – the project details

The Lucky Shot Project is road accessible (Parks Highway) and is located 166 kilometers north of Anchorage, Alaska. It is east of the town of Willow and can be accessed by a well-maintained gravel road. The project covers the majority of the historic Willow Creek mining district and is comprised of 43 patented lode mining claims and 62 State of Alaska lode mining claims for a total of approximately 4,290 hectares. Numerous historical mines occur on the property including the Coleman, Lucky Shot, War Baby, and Gold Bullion Mines. These mines exploit faulted segments of the same vein system. Historic production from land controlled by the Gold Torrent-Miranda joint venture is estimated at greater than 500,000 ounces at 41.14 g Au/t (1).

Gold is found in shallow dipping mesothermal quartz veins. Gold is predominantly free and associated with tellurides. Very little gold is occluded in sulfide, and historic milling recovered more than 85% of contained gold through gravity separation, demonstrating very favorable metallurgy, and non-chemical processing.

There is excellent potential for extending mineralization down-dip and along strike from historic workings at both the Coleman and Lucky Shot mines. In addition, the Murphy area, drilled in 2006 and 2007 extends the strike of the mineralized vein system to 1,800 meters, or 600 meters beyond historic workings. Two of five holes drilled in the Murphy show high-grade mineralization (up to 0.98 meters at 54.6 g Au/t) 300 meters below the surface. The Murphy area mineralization is not delineated and supports significant upside potential near historic workings.

In 2014, Miranda completed a 234-station soil grid on Bullion Mountain centered approximately two kilometers from the Coleman and Lucky Shot mines. The highlight of this work was the discovery of three quartz vein sub-crops that assayed 50.74 g Au/t, 17.05 g Au/t and 18.5 g Au/t. These anomalies strongly suggest that the Lucky Shot veins extend as near continuous faulted segments from the Lucky Shot Mine, for four kilometers to Bullion Mountain. The Bullion Mine produced 77,000 ounces at an average grade of 48 g Au/t.

The resource occurs on private surface patented claims. Permits will be issued by the State of Alaska.

-------------------------

(1) Stoll, W. M., 1997, Hunting for Gold in Alaska’s Talkeetna Mountains 1897-1951, Henry Publishing Co, Greensburg, PA

-------------------------

4

Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2017

Renshaw Royalty purchase

On September 14, 2015, the Company reached an agreement with Mr. Daniel Renshaw (“Renshaw”) for the purchase of his 3.3% royalty held on the Willow Creek, Alaska project. Miranda and Renshaw have separated the Renshaw royalty into the area that covers the patented mining claims on the west side of the project (the “A” Royalty) and the area that covers the patented mining claims on the east side of the project (the “B” Royalty). The “A” Royalty covers the area, including the Coleman resource, which is expected to be initially developed. The “B” Royalty covers ground that is prospective for exploration including the Bullion Mountain targets.

Miranda has agreed to purchase up to 100% of the “A” Royalty in a series of seven (7) contracts with each subsequent contract contingent on the prior contract being paid in full. Pursuant to each contract Miranda will purchase 0.4% to 0.5% % of the “A” Royalty for each cumulative US$143,000 of principal paid, at the rate of US$5,000 per month plus interest, with the first payment commencing on October 31, 2015.

As each contract is paid Miranda will register its ownership of the “A” Royalty purchased. If Miranda does not complete payment of any contract the remainder of the “A” Royalty will remain with Renshaw. The seven contracts will be over an aggregate period of up to 200 months, but such contracts and payments can be accelerated and paid off at any time, providing that Miranda pays Renshaw the full payment of an aggregate US$1,000,000 of principal so that Miranda will have purchased the entire 3.3% “A” Royalty.

In addition, Renshaw has agreed to grant Miranda the option to purchase the “B” Royalty, which option may be exercised at any time provided that the “A” Royalty contracts are not in default. Miranda may purchase up to 100% of the “B” Royalty for the aggregate amount of US$500,000 in principal to be paid under terms, conditions and instalments that are consistent with those of the “A” Royalty.

As at February 28, 2017, the Company had paid $151,013, including interest, towards the purchase of the first of the series of the “A” Royalty contracts, all of which is being capitalized as exploration and evaluation assets.

Colombia Update

Miranda maintains four active projects in Colombia: Antares, Cerro Oro, Mallama (held under a binding LOI), and Oribella; and holds another project - San Lucas - under a non-binding LOI.

Miranda continues to refine its Colombia exploration models including a re-focus towards epithermal gold vein and replacement systems with higher grade potential. Recently Miranda began evaluating a stratiform copper-silver province through reconnaissance and evaluations of third party projects. This province displays values commonly of 1.5 to 2.5% copper and are the first reported occurrence of these systems in Colombia.

Miranda is actively seeking partners for its Colombia projects –Cerro Oro, Mallama, and Oribella.

Antares Project – the Option Agreement

On March 15, 2017, the Company announced that it had signed an Option Agreement (the “Agreement”) that allows IAMGOLD Corporation (“IAMGOLD”) to earn an interest in the Antares Project by conducting exploration on a scheduled earn-in basis. IAMGOLD will operate the project with input from Miranda.

IAMGOLD is required to incur US$100,000 in expenditures during 2017 to maintain the right to enter into the option which begins on the later of January 1, 2018, or the date on which mineral title to one or more of the exploration applications making up the Antares Project has been granted by the Colombian government. At such time, should IAMGOLD elect to enter into the option, it will be obligated to incur US$750,000 in expenditures during the subsequent 12 months.

5

Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2017

The Agreement grants IAMGOLD an option to acquire an initial undivided 51% interest in the mineral rights of Antares by funding a total of US$5,000,000 in expenditures - including a commitment to drill at least 3,000 meters - over four years. IAMGOLD also has a second option to acquire a further undivided 14% interest in the mineral rights, for an aggregate 65% interest by making additional exploration expenditures of US$7,000,000 - including a commitment to drill at least 12,000 meters within a subsequent term of four years - from the exercise of the first option. IAMGOLD can attain a further 10% interest, for an aggregate 75% in the mineral rights of Antares, by providing Miranda, at its election, the required financing for mine construction.

Antares Project – the project details

The Antares Project consists of ten primarily contiguous exploration applications. The project covers 10,500 hectares, and is located 20 kilometers east-northeast of Medellin and 45 kilometers west-southwest of the Gramalote deposit within the Antioquia Department. There are two operating mines within 40 kilometers of Antares - Red Eagle Mining Corporation’s San Ramon Mine and Antioquia Gold Inc.’s Cisneros project - indicating it is possible to permit mines in this part of Antioquia in less than two years.

The Antares Project was generated using Gramalote as a deposit analog model. Antares is a granite-hosted sheeted vein and fracture and stockwork-hosted gold system within northeast shear zones hosted within the Antioquia Batholith, characteristics similar to Gramalote. Antares is notable for its numerous large hydraulically mined excavations of in situ, bulk-mineralized granite that occur on a northeast trend through the project. Gramalote is also characterized by areas of hydraulic mining, including zones which lie within its resource and designed pit area.

Antares mineralization occurs within the geochemical footprint of an impressive stream sediment anomaly extending for at least 14-square kilometers at a reconnaissance survey density of 2 to 3 samples per square kilometer, with nearly all values greater than 300 ppb Au in conventional stream sediment samples. The Santa Rita and Guaricu pits (hydraulic excavations) show consistent mineralization in systematic channel samples, with anomalies in the Santa Rita pit extending for 300 meters by 150 meters - with gold values from below detection up to 9.0 g Au/t in two-meter channel samples - but with channel sample intervals as high as 32 meters of 1.2 g Au/t. There are likely two main parallel shears within the Santa Rita pit - similar to Gramalote - where several parallel shears in that deposit will be mined within the same designed pit.

Miranda’s sampling was difficult - and only sporadically representative - in the Guaricu pit because of extensive wall failure. However, a soil grid in an area of small workings adjacent to Guaricu shows an open soil anomaly of 600 meters by 100 to 150 meters with values in a range of 100 to 538 ppb Au. Importantly, this grid shows both that soil sampling will be effective to explore the property and that significant anomalies adjoin or extend from the large hydraulically mined excavations. The excavations, surrounding areas, and the associated soils anomalies will provide immediate drill targets - after application to title conversion and permitting. There are no environmentally sensitive areas or indigenous lands within the applications.

Cerro Oro Project – the project details

On November 24, 2016, the Company announced the results of the limited drill program on the Cerro Oro Project in Colombia. The original planned drill program called for four to five angle holes totaling 1,200 meters. Due to the failure to obtain important surface easements in a timely manner, the drill program was limited to three angle holes totaling 472 meters.

All three holes completed have significant mineralization.

6

Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2017

Cerro Oro drilling highlights (refer to Table below):

•	CO-001: 1m @ 3.67 g Au/t in a locally coliform, sulfide-quartz breccia, interpreted to be a down-dip and strike extension of the “Victoria Vein”, exposed in artisan workings
•	CO-003: 1.45m @ 3.53 g Au/t in a heterolithic, matrix supported hydrothermal breccia that forms a contact zone with a dacite porphyry dike. The main breccia is subsequently injected by finer “fluidized” breccia. Several crosscutting sulfide veinlets occur in matrix and clasts. This is a newly recognized mineralization style on the project and indicates complexity and multi-stage mineralization in the system.

The Colombian Ministry of Interior has notified Miranda that a “Consulta Previa” with nearby indigenous peoples will be required for any additional work on the project. Miranda has started the “Consulta Previa” process, and intends to pursue it expeditiously.

Miranda drilling demonstrated a proof of exploration target concept, and encountered significant multi-stage, telescoped primary epithermal and possible secondary porphyry-style alteration. This alteration and mineralization complexity was not recognized previous to core drilling. The geometry of the “Victoria Vein” and other veins and vein-breccia were defined, which will help design follow up drilling.

These drill results show a strike extent of 130 m along the “Victoria” fault-breccia-vein zone extending from the surface to a depth of 80 meters. Gold mineralization is strongly correlated with mercury (to 9.6 ppm), antimony (to 139 ppm), arsenic (to 1,900 ppm) and zinc (to 4,740 ppm). No other elements show appreciable elevated values.

In conventional zoning models for epithermal systems, high level to low level elemental occurrences are -> Mercury -> Antimony -> Arsenic -> Gold. In the same zoning models, gold is typically minor or absent in the mercury zone and gold begins to occur more strongly at the deepest extent of antimony, while the highest gold grades occur where arsenic begins to diminish as a major element. Zinc is associated with gold in many South American epithermal deposits, and the gold-zinc association at Cerro Oro compares favorably to the same relationship seen at nearby historic Marmato mine, where zinc is a abundant accessory mineral in primary gold veins. Using the same exploration-zoning model, Marmato would occur with similar abundant zinc and adularia, but below the zone of mercury-antimony observed at Cerro Oro.

Table of significant drill results defined as 1 meter or greater, greater than 0.300 g Au/t. True thickness cannot be estimated but all holes are angled to test high-angle vein-faults with an approximate 72° southeast dip:

HOLE NUMBER	Interval	Length	Grade
	( m)	( m)	(g Au/t)
CO-001	30.0 to 41.7	11.70	0.388
including	30.0 to 35.7	5.70	0.633

CO-001	56.0 to 60.7	4.70	1.374
including	57.7 to 58.7	1.00	3.670

CO-001	78.5 to 80.5	2.00	0.546
CO-002	65.2 to 66.2	1.00	0.679
CO-002	122.2 to 125	2.80	0.866
including	122.2 to 123.8	1.60	1.170

CO-003	22.3 to 23.4	1.10	1.250
CO-003	34.6 to 36.5	1.90	0.364
CO-003	66.15 to 67.60	1.45	3.530

7

Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2017

All five plus 1g Au/t intercepts contained either banded quartz vein or vein-breccia over 1m or greater. The minus 1g Au/t intercepts contained pyritic stockwork or sheeted pyritic veinlets and disseminated pyrite. Fine-grained adularia is associated with all gold occurrences. Some breccias contain matrix supported, mineralized clasts that may be explosively injected from lower depths. Breccias are from 6 to 20 meters wide, although the significant gold intervals within them are narrower. However in CO-001, 4.7 meters of mixed banded vein and vein-breccia are significantly mineralized.

Alteration is typified by abundant mixed clays and more local silicification. In core, up to four cross-cutting events are observed. Adularia has two habits of occurrence - both as vein and veinlet selvages or pervasive within other alteration.

This limited drill program has tested 130 meters of a system that has a mapped strike length of 1.5 kilometers and a 600 meter width. Miranda believes that intercepting multiple mineralized zones justifies further drill testing of the large epithermal gold system at Cerro Oro. Widely used epithermal zoning models suggest higher gold grades are highly permissible below a near surface zone one of high mercury and antimony.

Miranda intends to do gridded auger soils over the entire alteration zone and where possible determine clay species in soil pits, surface exposures and existing drill core. Gridded soils should indicate the centers of stronger and more continuous areas of gold mineralization. Areas of high-temperature illite may indicate upwelling fluid centers above high-grade mineralization. After modeling structural-dilational controls, future drilling will be designed to test below the mercury-antimony zone.

Mallama Project – the project details

The Mallama project is part of a large district that contains more than 30 mapped intermediate sulfidation epithermal veins with strike lengths of over four kilometers. The Japanese International Cooperation Agency (JICA) mapped, sampled, and drilled a portion of the larger vein system - of which the Mallama project covers a part - in 1983. The El Diamante Mine is just north of Miranda’s Mallama project, and has been active for 30 years or more - with its interesting gold metallurgy studied and published by the joint efforts of Colombian and European scientists - the gold at El Diamante, in particular, is associated with pyrite and quartz and secondarily with arsenopyrite, sphalerite and galena. Historic sampling presented by the owners of the titles on the Mallama project shows vein grades from 33 g Au/t to 87 g Au/t with silver occurring on an average ratio of 10:1 silver to gold. Limited confirmation sampling assays by Miranda geologists shows 42 g Au/t over 0.5m in an active artisan mine that displays numerous parallel veins. Mallama consists of government granted titles.

Oribella Project – the project details

The Oribella project comprises approximately 10,700 hectares including one exploration license and one application on which the technical study is complete and the canon already paid.

Oribella falls within the Western Cordillera close to the convergence of regional structures which reflect a suture zone between Cretaceous oceanic rocks and mixed oceanic-continental rocks to the east. Miranda was attracted to the area by mineralization controls inferred to be related to the suture zone and reported geologic features which suggested a large area of high-sulfidation epithermal Au-Cu mineralization. The local geology consists of volcanic and volcano-clastic sequences, sedimentary rocks, and hypabyssal andesite and dacite intrusions that appear related to gold mineralization. Of particular interest is a large kilometer-scale area of alteration that includes strong silicification, brecciation, alunite and pyrophyllite mineralization and clays associated with anomalous grades of gold and copper. This alteration is consistent with high sulfidation style of gold mineralization.

Anomalous rock samples are found in an area of poor exposure approximately 1 by 2 kilometers, with gold values from 0.160 g Au/t to 9 g Au/t. Copper values range from 30 ppm to over the detection limit of 10,000 ppm or 1.0% Cu. Tellurium, barium and bismuth are commonly associated trace elements.

8

Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2017

During its reconnaissance, Miranda noted significant areas where vegetation appeared distressed and or limited to one predominant species suggesting high metal grades in soils. In some of these areas, road cuts showed alteration and intense fracturing filled with hematite. These areas are unsampled but may indicate extensions of alteration zones where metals in the soils have influenced vegetation.

A large soil-sampling grid is underway at Oribella, and initial results suggest anomalies over 0.100 g Au over several hundred meters.

San Lucas Project – the project details

The San Lucas project is part of a large district that contains numerous high-grade veins extending for several kilometers. San Lucas is particularly interesting in that it displays banded quartz-carbonate veins with high gold and tellurium. This is the same vein characteristics that are seen in Buritica - being advanced to production by Continental Gold. The analog for both San Lucas and Buritica are of the mesozonal to epithermal Carbonate Base Metal Gold (CBM (Au)) variety.

Miranda’s acquisition of San Lucas is a direct result of the recognition of this rare analog model in Colombia. San Lucas is a core property internal to Mineros S.A.’s Guamoco Project and also a large adjoining land position maintained by Anglo Ashanti. Miranda considers San Lucas the core of the district. San Lucas has reported values of between 12.5 g Au/t and 105 g Au/t over 3 meters. San Lucas consists of government granted titles.

Qualified Persons

The updated mineral resource estimate for Lucky Shot was completed by Zachary J. Black, SME-RM, of HRC. Mr. Black has reviewed pertinent geological information in sufficient detail to support the data incorporated in the mineral resource estimate. Mr. Black is an Independent Qualified Person as defined by NI 43-101, and is responsible for the mineral resource estimate presented in this MD&A.

The updated mineral reserve estimate and economic disclosure for Lucky Shot was completed by Jeffery W. Choquette, P.E., of HRC. Mr. Choquette has reviewed pertinent geological information in sufficient detail to support the data incorporated in the mineral reserve estimate and the economic disclosure. Mr. Choquette is an Independent Qualified Person as defined by NI 43-101, and is responsible for the mineral reserve estimate and economic disclosure presented in this MD&A.

In addition, the data disclosed in this MD&A has also been reviewed and verified by Joseph Hebert, B.S.Geo. C.P.G., a Qualified Person as defined by National Instrument 43-101.

9

Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2017

Results of Operations

For the three and six months ended February 28, 2017 and February 29, 2016

Significant or noteworthy expenditure differences between the periods include:

	For the three months ended		For the six months ended
	February 28,	February 29,	February 28,	February 29,
	2017	2016	2017	2016
Loss for the period	$ 644,090	$ 548,882	$ 1,069,158	$ 811,231
Exploration and evaluation expenditures	250,372	167,009	577,917	451,791

	Increase consists of: Legal fees for Lucky Shot Joint Venture $45,000; addition of one full-time geologist in Colombia $15,000; salary allocations to Colombia $7,000; drilling & assay costs $15,000		Increase consists of: Legal fees for Lucky Shot Joint Venture $50,000; addition of one full-time geologist in Colombia $25,000; salary allocations to Colombia $15,000; drilling & assay costs $40,000

Exploration and evaluation expenditure recoveries	( -)	(77,591)	( -)	(234,944)

	There are no joint venture partners contributing to our exploration programs at the moment

Investor Relations	39,017	2,182	83,280	27,524

	Overall year-to-date increase due to engagement of Palisade Global, German Mining Network, and NAI Interactive in marketing and investor relations contracts – offset by savings in IR conference fees

Professional fees	20,515	5,962	23,524	6,256

	Overall year-to-date increase due to head office legal fees ($6,200) and legal fees for Colombia agreements ($12,500)

Office rent, telephone, secretarial, and sundry	11,117	24,025	26,110	42,628

	Reductions are due to savings related to the close of the Elko, Nevada exploration office

Stock-based compensation	133,468	73,672	133,468	73,672

Increase is due to the larger number of options granted

in the current period (2,310,000 vs. 1,525,000) and

the increased “per option” fair value

as calculated using the

Black-Scholes Model ($0.058 vs. $0.048)

Travel and business promotion	6,986	20,933	9,891	37,661

	Decrease is due to management’s efforts to reduce cash expenditures and focus on a select few conferences

Wages and benefits	69,009	109,514	127,327	209,773

	The reduction is due to: (a) greater allocation of wage costs to Colombia exploration projects ($7,000); and (b) an overall reduction in management salaries and benefits in fiscal 2017 ($33,000)		The reduction is due to: (a) greater allocation of wage costs to Colombia exploration projects ($15,000); and (b) an overall reduction in management salaries and benefits in fiscal 2017 ($65,000)

10

Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2017

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	February 28, 2017 $	November 30, 2016 $	August 31, 2016 $	May 31, 2016 $	February 29, 2016 $	November 30, 2015 $	August 31, 2015 $	May 31, 2015 $
Revenue	nil	nil	nil	nil	nil	nil	nil	nil
Net loss for the period	(644,090)	(425,068)	(204,460)	(460,461)	(548,882)	(262,349)	(278,194)	(478,175)
Basic and diluted loss per share	(0.01)	(0.00)	(0.00)	(0.01)	(0.01)	(0.00)	(0.00)	(0.01)

The Company is a mineral exploration company. At this time, any issues of seasonality or market fluctuations have no material impact. The Company currently defers its mineral property acquisition costs. The Company expenses its exploration and project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury, in part, determines the level of exploration undertaken.

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

The Company applies the option to joint venture business model to its operations. Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement. It then seeks partners to option to joint venture its projects in order to have those partners fund the exploration of the project to earn an interest. In some cases the Company receives common stock and/or cash option payments as a portion of the partner’s cost to earn an interest.

The Company records management fees earned for acting as a service contractor to certain exploration funding partners as an offset to expenses. Mineral property option proceeds from properties where all acquisition costs have been recovered further reduce expenses. The Company does not anticipate mining revenues from the sale of mineral production in the near future. The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits. The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

The Company began the 2017 fiscal year with cash of $4,048,000. In the six months ended February 28, 2017, the Company expended $1,023,882 on operating activities; and expended $384,002 on investing activities; with a $32,372 positive effect of foreign exchange on cash, to end on February 28, 2017, with $2,672,488 in cash.

11

Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2017

	For the six months ended
	February 28,	February 29,
	2017	2016
	$	$
Change in cash for the period	(1,375,512)	(849,878)
Cash used in operating activities	(1,023,882)	(869,188)

Cash (used in) provided by investing activities	(384,002)	(61,820)
- including cash used to purchase exploration and evaluation assets	(384,002)	(115,553)
- including cash recovered from funding partners for E&E assets	-	53,733

Effect of foreign exchange on cash	32,372	81,130

At the date of this MD&A, the Company has 7,072,500 stock options outstanding, all of which are exercisable, and 49,976,355 outstanding share purchase warrants. Additional cash would be raised if stock option and share purchase warrant holders choose to exercise these instruments.

With careful management, the Company has sufficient cash to meet its obligations as they come due beyond the next twelve months.

Transactions with Related Parties

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name	Nature of transactions

Goldnor Global Management Inc. (“GGMI”)	Consulting as CFO, Corporate Secretary
corporate compliance services and
financial reporting

Golden Oak Corporate Services Limited (“GO”)	Consulting as CFO, Corporate Secretary,
corporate compliance services and
financial reporting

The Company incurred the following fees in the normal course of operations in connection with individuals and companies owned, or partially owned, by key management and directors. Expenses have been measured at the exchange amount.

	Three months ended	Six months ended
	February 28, 2017	February 29, 2016	February 28, 2017	February 29, 2016
Consulting fees – GGMI	$ 34,375	$ -	$ 62,500	$ -
Consulting fees – GO	-	30,947	-	61,894
Office and general expenses	-	1,972	-	3,403
Total	$ 34,375	$ 32,919	$ 62,500	$ 65,297

12

Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2017

Advances held by employees in the USA at February 28, 2017, amounted to $NIL (August 31, 2016 - $5,246) and accounts payable and accrued liabilities to related parties at February 28, 2017, amounted to $16,770 (August 31, 2016 - $25,462).

b)	Compensation of directors and members of key management personnel (Chair, CEO, CFO, Corporate Secretary):

The remuneration of directors and other members of key management personnel, including amounts disclosed above, during the three and six-month periods ended February 28, 2017, and February 29, 2016, were as follows:

	Three months ended	Six months ended
	February 28, 2017	February 29, 2016	February 28, 2017	February 29, 2016
Consulting fees	$ 34,375	$ 30,947	$ 62,500	$ 61,894
Salaries and benefits (1)	92,470	122,245	182,760	265,434
Directors’ fees	10,157	9,490	20,319	18,980
Share-based compensation	121,335	65,218	121,335	65,218
Total	$ 258,337	$ 227,900	$ 386,914	$ 411,526

(1) – a portion of salaries are included in exploration and evaluation expenditures

Future Canadian Accounting Standards

Refer to Note 3 of the Financial Report. The Company has not applied any of the future and revised IFRS detailed therein, all of which have been issued but are not yet effective at the date of this MD&A.

Financial Instruments and Risk Management

Categories of Financial Assets and Financial Liabilities

Financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	February 28, 2017	August 31, 2016
Cash	FVTPL	$ 2,672,488	$ 4,048,000
Amounts receivable	Loans and receivables	39,922	4,573
Marketable securities	Available-for-sale	47,000	40,000
Advances	Loans and receivables	-	5,740
Accounts payable and accrued liabilities	Other liabilities	43,522	122,155

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

13

Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2017

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for amounts receivable, advances, and accounts payable and accrued liabilities approximate their fair value due to their short-term nature. Cash and marketable securities are recorded at fair value and are calculated under the fair value hierarchy and measured using Level 1, Level 2, or Level 3 inputs, as appropriate.

Fair value of marketable securities

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at February 28, 2017
	Level 1	Level 2	Level 3
Cash	$ 2,672,488	$ -	$ -	$ 2,672,488
Available-for-sale securities	47,000	-	-	47,000
Total	$ 2,719,488	$ -	$ -	$ 2,719,488

Risk Management

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash, receivables, and balances receivable from the government. The Company limits the exposure to credit risk in its cash by only investing its cash with high-credit quality financial institutions in business and savings accounts, guaranteed investment certificates and in government treasury bills which are available on demand by the Company for its programs.

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due. The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations. All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next sixty days.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. These fluctuations may be significant.

(a)	Interest Rate Risk: The Company is exposed to interest rate risk to the extent that its cash balances bear variable rates of interest. The interest rate risks on cash and short-term investments and on the Company’s obligations are not considered significant.

(b)	Foreign Currency Risk: The Company has identified its functional currencies as the Canadian dollar and the US dollar. Transactions are transacted in Canadian dollars, US dollars, and Colombian Pesos (“COP”). The Company maintains US dollar bank accounts in the USA and maintains COP bank accounts in Colombia to support the cash needs of its foreign operations.

14

Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2017

Management believes the foreign exchange risk related to currency conversions are minimal and therefore, does not hedge its foreign exchange risk.

Balances at February 28, 2017, are as follows:

	US dollars	Colombian Pesos	Canadian dollar equivalent
Cash	1,154,931	187,415,844	1,618,763
Amounts receivable	-	3,728,352	1,689
Advances and deposits	6,292	1,113,285	8,860
	1,161,223	192,257,481	1,629,312
Accounts payable and accrued liabilities	(6,620)	(19,500,212)	(17,626)
Net foreign currency monetary assets	1,154,603	172,757,269	1,611,686

Based upon the above net exposures and assuming that all other variables remain constant, a 10% increase or decrease in the Canadian dollar against the US dollar and the Colombian Peso would result in a decrease or increase in the reported loss of approximately $161,700 in the period.

(c)	Commodity Price Risk: While the value of the Company’s mineral resource properties are related to the price of gold and the outlook for this mineral, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect to its operational activities.

Historically, the price of gold has fluctuated significantly and is affected by numerous factors outside of the Company’s control, including but not limited to industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Forward Looking Statements

This MD&A contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

This MD&A may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

15

Miranda Gold Corp.

Management Discussion and Analysis

for the six months ended February 28, 2017

Risks and Uncertainties

Mineral exploration is subject to a high degree of risk, which a combination of experience, knowledge, and careful evaluation may fail to overcome. Exploration activities seldom result in the discovery of a commercially viable mineral resource. Exploration activities require significant cash expenditures. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

Information concerning risks specific to the Company and its industry, which are required to be included in this MD&A are incorporated by reference to the Company’s Annual Information Form filed on Form 20-F for the year ended August 31, 2016, dated as of December 15, 2016, in the section entitled “ITEM 3 KEY INFORMATION, D. Risk Factors”.

Additional Disclosure for Venture Issuers without Significant Revenue

The components of exploration and evaluation assets are described in Note 10 to the Financial Report.

Outstanding Share Data as at the date of this MD&A

Authorized: an unlimited number of common shares without par value:

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Common Share Purchase Options
Balance as at February 28, 2017	103,380,807	49,976,355	7,072,500
Balance as of the date of this MD&A	103,380,807	49,976,355	7,072,500

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.mirandagold.com.

16